Exhibit 99.2

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
AT SEPTEMBER 30, 2004 AND DECEMBER 31, 2003 (UNAUDITED)
(Amounts in thousands of U.S. dollars, except share and per share amounts)

	September 30, 2004	December 31, 2003
CURRENT ASSETS:
Cash and cash equivalents, including related party amounts of $50,300 and $34,700, respectively (Note 8)	$192,544	$90,376
Short-term investments, including related party amounts of $50,000 and $245,000, respectively (Note 8)	50,730	245,000
Accounts receivable, net, including related party amounts of $28,883 and $4,261, respectively (Note 8)	168,386	103,564
Inventory	68,757	67,291
VAT receivable	200,887	209,629
Prepaid expenses and other current assets	150,405	124,619
Total current assets	831,709	840,479
PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation of $766,930 and $532,268, respectively (Note 4)	2,808,573	2,256,076
LICENSES AND OTHER INTANGIBLE ASSETS, net of accumulated amortization of $610,069 and $405,076, respectively (Note 5)	1,066,180	1,015,780
INVESTMENTS IN AND ADVANCES TO AFFILIATES	77,957	103,585
OTHER ASSETS (Note 2)	81,279	9,431
Total assets	$4,865,698	$4,225,351

See notes to condensed consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)
AT SEPTEMBER 30, 2004 AND DECEMBER 31, 2003 (UNAUDITED)
(Amounts in thousands of U.S. dollars, except share and per share amounts)

	September 30, 2004	December 31, 2003
CURRENT LIABILITIES:
Accounts payable, including related party amounts of $11,930 and $33,729, respectively (Note 8)	$198,730	$199,943
Subscriber prepayments	221,750	191,768
Accrued expenses, current portion of deferred revenue and other current liabilities	355,812	195,988
Current portion of debt and capital lease obligations (Notes 6, 7 and 8)	383,173	710,270
Total current liabilities	1,159,465	1,297,969

LONG-TERM LIABILITIES:
Long-term debt, net of current portion (Notes 6 and 8)	1,099,015	942,418
Capital lease obligations, net of current portion (Notes 7 and 8)	5,061	7,646
Deferred income taxes	161,351	180,628
Deferred revenue, net of current portion, and other long-term liabilities	40,157	25,177
Total long-term liabilities	1,305,584	1,155,869
Total liabilities	2,465,049	2,453,838
COMMITMENTS AND CONTINGENCIES (Note 9)
MINORITY INTEREST	69,020	47,603
SHAREHOLDERS’ EQUITY:
Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of September 30, 2004 and December 31, 2003, 345,244,080 of which are in the form of ADS)	50,558	50,558
Treasury stock (7,202,108 and 9,929,074 common shares at cost as of September 30, 2004 and December 31, 2003)	(7,396)	(10,197)
Additional paid-in capital	563,791	559,911
Unearned compensation (Note 1)	(2,147)	(869)
Shareholder receivable (Note 6)	(21,423)	(27,610)
Accumulated other comprehensive income (Note 1)	8,925	7,595
Retained earnings	1,739,321	1,144,522
Total shareholders’ equity	2,331,629	1,723,910
Total liabilities and shareholders’ equity	$4,865,698	$4,225,351

See notes to condensed consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003 (UNAUDITED)

(Amounts in thousands of U.S. dollars, except share and per share amounts)

	Nine months ended September 30,
	2004	2003
NET OPERATING REVENUES:
Services revenue and connection fees	$2,741,553	$1,715,749
Sales of handsets and accessories	65,785	58,748
	2,807,338	1,774,497
OPERATING EXPENSES:
Cost of services, exclusive of depreciation and amortization shown separately below (including related party amounts of $46,566 and $26,032, respectively)	335,480	210,199
Cost of handsets and accessories, exclusive of depreciation and amortization shown separately below	149,272	112,996
Sales and marketing expenses (including related party amounts of $31,069 and $15,649, respectively)	298,401	219,352
General and administrative expenses (including related party amounts of $12,663 and $7,439, respectively)	406,593	281,555
Depreciation and amortization expenses	450,742	288,112
Other operating expenses	20,667	12,460
Net operating income	1,146,183	649,823
FOREIGN CURRENCY EXCHANGE GAINS	(2,647)	(4,841)
Interest income (including related party amounts of $5,928 and $2,737, respectively)	(18,577)	(11,743)
Interest expense	78,828	70,013
Other (income)/expense, net	(22,006)	12,251
Total other expenses, net	38,245	70,521
Income before provision for income taxes and minority interest	1,110,585	584,143
PROVISION FOR INCOME TAXES	269,590	160,514
MINORITY INTEREST	27,372	59,139
NET INCOME	$813,623	$364,490
Weighted average number of common shares outstanding	1,983,958,588	1,983,359,507
Earnings (net income) per share, basic and diluted	$0.41	$0.18

See notes to condensed consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003 (UNAUDITED)

(Amounts in thousands of U.S. dollars)

	Nine months ended September 30,
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$813,623	$364,490
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	27,372	59,139
Depreciation and amortization	450,742	288,112
Amortization of deferred connection fees	(36,509)	(24,945)
Equity in net (income)/loss of associates	(17,631)	1,557
Inventory obsolescence expense	2,611	4,767
Provision for doubtful accounts	17,429	28,694
Deferred taxes	(44,517)	(29,094)
Non-cash expenses associated with stock bonus and stock options	533	—
Changes in operating assets and liabilities:
Increase in accounts receivable	(80,556)	(75,026)
Increase in inventory	(2,396)	(8,597)
(Increase)/Decrease in prepaid expenses and other current assets	(19,323)	6,274
Decrease/(Increase) in VAT receivable	13,746	(39,962)
Increase in accounts payable, accrued liabilities and other current liabilities	156,097	92,357
Net cash provided by operating activities	1,281,221	667,766
CASH FLOWS FROM INVESTING ACTIVITIES:
Payment for the TAIF Telcom call option	(63,034)	—
Acquisitions of subsidiaries, net of cash acquired	(172,202)	(629,306)
Purchases of property, plant and equipment	(697,318)	(560,927)
Purchases of intangible assets	(82,894)	(74,725)
Purchases of short-term investments	(42,392)	—
Proceeds from sale of short-term investments	236,806	—
Investments in and advances to associates	(2,237)	(50,310)
Net cash used in investing activities	(823,271)	(1,315,268)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes issue	—	697,000
Repayment of notes	(300,000)	—
Proceeds from loans	412,600	222,903
Loans principal paid	(295,653)	(52,298)
Debt issuance cost	(10,215)	(5,884)
Proceeds from exercise of stock options	4,049	—
Capital lease obligation principal paid	(7,656)	(10,467)
Dividends paid including taxes	(166,893)	(96,701)
Payments from Sistema	7,008	6,146
Net cash (used in)/provided by financing activities	(356,760)	760,699
Effect of exchange rate changes on cash and cash equivalents	978	(589)
NET INCREASE IN CASH AND CASH EQUIVALENTS	102,168	112,608
CASH AND CASH EQUIVALENTS, at the beginning of period	90,376	34,661
CASH AND CASH EQUIVALENTS, at the end of period	$192,544	$147,269
SUPPLEMENTAL INFORMATION:
Income taxes paid	$217,475	$136,617
Interest paid	$97,007	$52,848
Non-cash investing activities:
Additions to network equipment and software under capital lease	$2,861	$9,045
Payable related to the acquisition of UMC	$—	$27,500

See notes to condensed consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003 (UNAUDITED)

(Amounts in thousands of U.S. dollars,

except share and per share amounts or if otherwise stated)

1.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles—OJSC Mobile TeleSystems and its subsidiaries (“MTS” or “the Group”) maintain its accounting books and records in Russian rubles for its subsidiaries located in  the Russian Federation (“RF”), in Ukrainian hryvnias for Ukrainian Mobile Communications (“UMC”) and Uzbek som for Uzdunrobita based on local accounting and tax legislation.  The accompanying consolidated financial statements have been prepared in order to present MTS’ financial position and its results of operations and cash flows in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and expressed in terms of U.S. dollars.

The accompanying condensed consolidated financial statements differ from the financial statements used for statutory purposes in that they reflect various adjustments, not recorded on the entities’ books, which are appropriate to present the financial position, results of operations and cash flows in accordance with U.S. GAAP. The principal adjustments are related to revenue recognition, foreign currency translation, deferred taxation, consolidation, depreciation and amortization and valuation of property, plant and equipment and intangible assets.

Basis of Presentation—The accompanying condensed consolidated financial statements include the accounts of OJSC Mobile TeleSystems (“MTS OJSC”) and its wholly-owned and majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

In the opinion of management, these condensed consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods. Certain information and related footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted, although the Group believes the disclosures in these financial statements are adequate to make the information presented not misleading. The results of operations for the interim periods shown are not necessarily indicative of the results for any future interim period or for the entire fiscal year.

These interim condensed consolidated financial statements should be read in conjunction with the consolidated balance sheets of the Group as of December 31, 2003 and 2002 and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2003 and the related notes as filed on Form 20-F with the Securities and Exchange Commission.

As of September 30, 2004 and December 31, 2003, MTS has investments in the following significant legal entities:

	Accounting Method	September 30, 2004	December 31, 2003
ACC	Consolidated	100.0%	100.0%
Telecom XXI	Consolidated	100.0%	100.0%
Telecom-900	Consolidated	100.0%	100.0%
SCS-900	Consolidated	99.5%	88.5%
FECS-900	Consolidated	100.0%	60.0%
Uraltel	Consolidated	99.8%	99.8%
MTS Finance(1)	Consolidated	100.0%	100.0%
BM Telecom	Consolidated	100.0%	100.0%
Kuban-GSM	Consolidated	100.0%	100.0%
Dontelecom	Consolidated	100.0%	100.0%
MTS-Barnaul	Consolidated	100.0%	100.0%
BIT	Consolidated	100.0%	100.0%
MTS-Capital	Consolidated	100.0%	100.0%
UMC	Consolidated	100.0%	100.0%
Sibchallenge	Consolidated	100.0%	100.0%
TSS	Consolidated	100.0%	100.0%
Volgograd Mobile	Consolidated	100.0%	50.0%
Astrakhan Mobile	Consolidated	100.0%	50.0%
Mar Mobile GSM	Consolidated	100.0%	100.0%
Primtelefon	Consolidated	100.0%	50.0%
MSS	Consolidated	91.0%	83.5%
ReCom	Consolidated	53.9%	53.9%
TAIF Telcom	Consolidated	52.7%	52.7%
UDN-900	Consolidated	100.0%	51.0%
Novitel	Consolidated	100.0%	51.0%
Uzdunrobita	Consolidated	74.0%	—
MTS Belarus	Equity	49.0%	49.0%

(1)           Represents beneficial ownership.

Translation methodology—MTS OJSC and most of its subsidiaries use the U.S. dollar as its functional currency because the majority of their revenues, costs, purchases, property, plant and equipment and intangible assets, and debt are either priced, incurred, payable or otherwise measured in U.S. dollars. Each of the legal entities domiciled in Russia, Ukraine, Uzbekistan and Belarus maintains its records and prepares its financial statements in the local currency, either Russian ruble, Ukrainian hryvnia, Uzbek som or Belarusian ruble, in accordance with the requirements of local statutory accounting and tax legislation.

Translation (re-measurement) of financial statements denominated in local currencies into U.S. dollars has been performed in accordance with the provisions of Statement of Financial Accounting Standard (“SFAS”) No. 52 “Foreign currency translation”:

•      For subsidiaries of the Group where functional currency is the U.S. dollar, monetary assets and liabilities have been translated at the period end exchange rates. Non-monetary assets and liabilities have been translated at historical rates. Revenues, expenses and cash flows have been translated at historical rates. Translation differences resulting from the use of these rates have been accounted for as foreign currency exchange gains and losses in the accompanying condensed consolidated statements of operations.

•      For UMC and Kuban-GSM where functional currency is the local currency, Ukrainian hryvnia and Russian ruble, respectively, all year end balance sheet items have been translated into U.S. dollars at the period end exchange rate. Revenues and expenses have been translated at the average exchange rate for the period. In addition, a “new cost basis” for all non-monetary assets of Kuban-GSM has been established as of January 1, 2003, when the Russian economy ceased to be considered hyperinflationary. Cumulative translation adjustment, related to the translation of UMC and Kuban-GSM, in the amount of $8,925, net of income taxes, was reported as accumulated other comprehensive income in the accompanying consolidated condensed balance sheet at September 30, 2004.

Change in estimate—MTS defers initial connection fees paid by subscribers for the activation of network service as well as one time activation fees received for connection to various value added services. These fees are recognized as revenue over the estimated average subscriber life.

Effective January 1, 2004 the Group has changed its estimates of average subscriber lives. The effect of this change in estimate in 2004 was an increase in net income of approximately $8.5 million, net of income tax, or $0.004 per share.

Stock-based compensation—MTS accounts for stock options issued to employees, non-employee directors and consultants following the requirements of SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148 “Accounting for Stock Based Compensation—Transition and Disclosure, an amendment to FASB Statement No. 123.” Under the requirements of these statements, the Company elected to use the intrinsic method to value options on the measurement date as a method for accounting for compensation to employees and non-employee directors. Starting January 1, 2004, the Group uses the binomial model to calculate the pro-forma effect of the application of the fair value method of accounting for stock options. The effect of the change of the method of calculation from the Black-Scholes model to the binomial model did not have a material effect on the pro forma numbers.

If the Group had elected to recognize compensation costs based on the fair values of options at the date of the grant, net income and earnings per share amounts would have been as follows:

	September 30,
	2004	2003
Net income as reported	$813,623	$364,490
Pro-forma effect of the application of fair value method of accounting	(704)	(774)
Pro-forma net income	$812,919	$363,716
Earnings per share—basic and diluted
As reported	$0.41	$0.18
Pro-forma	$0.41	$0.18

Comparative information—Certain prior period amounts have been reclassified to conform to the current period presentation.

New Accounting Pronouncements—In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R, “Share-Based Payment”, a revision of FAS No. 123, “Accounting for Stock-Based Compensation”. SFAS No. 123R supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and requires all entities to recognize compensation cost in an amount equal to the fair value of share-based payments granted to employees. That cost will be recognized over the period during which an employee is required to provide service in exchange for an award of equity instruments. SFAS No.123R is effective for interim periods beginning after June 15, 2005, at which time companies can select whether they will apply the standard retroactively by restating their historical financial statements or prospectively for new stock-based compensation arrangements and the unvested portion of existing arrangements. The Group is evaluating whether the adoption of SFAS No. 123R will have a material impact on its financial position and results of operations.

In September 2004, the Emerging Issues Task Force (“EITF”) issued a final consensus on EITF Issue No. 04-1, “Accounting for Preexisting Relationships between the Parties to a Business Combination” (“EITF Issue No. 04-1”). In this issue the EITF reached a consensus that a business combination between two parties having a preexisting relationship is a multiple-element transaction with one element being the business combination and the other element being the settlement of the preexisting relationship. This Issue requires certain additional disclosures for business combinations between parties with a preexisting relationship. EITF Issue No. 04-1 is effective for reporting periods beginning after October 13, 2004. The Group does not anticipate that the adoption of EITF Issue No. 04-1 will have a material impact on its financial position or results of operations.

At the September 2004 meeting of the EITF, the U.S. Securities and Exchange Commission (“SEC”) staff announced that companies must use the direct value method to determine the fair value of their intangible assets acquired in business combinations completed after September 29, 2004.

Historically, MTS used the residual method to determine the fair value of the telecommunication licenses acquired in business combinations, except for the purchase of Uzdunrobita, where the fair value of licenses acquired was determined using the direct method. Under the new accounting guidance, MTS will use the direct method to measure the fair value of licenses acquired in the future business combinations. The Group does not anticipate the impact from adoption of the above SEC guidance to be material to our consolidated results of operations or financial position.

In July 2004, EITF issued No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock.” A consensus was reached regarding an investor that has the ability to exercise significant influence over the operating and financial policies of the investee. This type of investor should apply the equity method of accounting only when it has an investment(s) in common stock and/or an investment that is in-substance common stock. The Task Force also reached a consensus on the definition of in-substance common stock and related guidance. The guidance of this EITF issue is effective for reporting periods beginning after September 15, 2004. The Group is currently evaluating the impact of this pronouncement on its financial position and results of operations.

In December 2003, FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R” or the “Interpretation”). FIN 46R clarifies the application of ARB No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. Following the requirements of FIN 46R the Group has adopted the provisions of the Interpretation in the first quarter of 2004. As the Group was not a primary beneficiary in any VIE during the nine months ended September 30, 2004, the adoption of FIN 46R did not have a material effect on its financial position or results of operations.

2.             BUSINESSES ACQUIRED

Uzdunrobita acquisition

In July 2004, MTS entered into an agreement to acquire 74.0% of the outstanding common shares of Uzbekistan mobile operator JV Uzdunrobita (“Uzdunrobita”) for a cash consideration of $121.2 million, including transaction costs of $0.2 million. The acquisition was completed on August 1, 2004 and starting from this date Uzdunrobita’s financial results are consolidated. Uzdunrobita holds licenses to provide GSM-1800 mobile communication services in the whole territory of Uzbekistan, which has a population of approximately 25.2 million. Uzdunrobita’s subscriber base as of the date of acquisition was approximately 230,000 people.

MTS also entered into call and put option agreements with the existing shareholders of Uzdunrobita to acquire the remaining 26.0% of common shares of the company. The exercise period for the call and put option is 48 months from the acquisition date. The call and put option agreements stipulate a minimum purchase price of $37.7 million plus 5% per annum commencing from the acquisition date. Combined fair value of these options was an asset of $3.6 million at September 30, 2004.

The acquisition was accounted for using the purchase method of accounting. The purchase price allocation for the acquisition was as follows:

Current assets	$5,950
Non-current assets	67,293
License costs	40,861
Acquired customer base	958
Trademark	3,622
Goodwill	41,290
Current liabilities	(14,705)
Non-current liabilities	(1,356)
Deferred taxes	(6,384)
Minority interest	(16,308)
Purchase price	$121,221

Goodwill is mainly attributable to economic potential of the market assuming low penetration level as of the date of acquisition. License costs are amortized over the remaining contractual terms of the licenses of approximately 12 years and customer base is amortized over the average remaining subscriber’s life of approximately 39 months. Trademark will be amortized based on the estimated useful life of approximately 53 months.

Primtelefon acquisition

In June 2004, MTS purchased 50.0% of Far-Eastern operator CJSC Primtelefon (“Primtelefon”) for a cash consideration of $31.0 million, increasing its effective ownership to 100%, as 50% of Primtelefon’s shares were controlled through Vostok Mobile, a wholly-owned subsidiary of MTS. Commencing from the date of acquisition of the second stake, MTS consolidates financial results of Primtelefon. Primtelefon holds licenses to provide GSM-900/1800 mobile cellular communications in the Far-East region of Russia. The company’s subscriber base as of June 2004 was approximately 216,000 people.

The acquisition was accounted for using the purchase method of accounting. The purchase price allocation was as follows:

Current assets	$11,041
Non-current assets	16,809
License costs	21,891
Current liabilities	(7,488)
Non-current liabilities	(5,671)
Deferred taxes	(5,582)
Purchase price	$31,000

License costs acquired are amortized over the remaining contractual terms of the licenses of approximately 7 years and customer base is amortized over the average remaining subscriber’s life of approximately 41 months.

TAIF Telcom acquistion

In September 2004, MTS notified the holder of the remaining 47.3% stake in TAIF Telcom, regarding its intent to exercise the option to buy this stake and paid $63.0 million in cash. The transaction has been completed and the Group received legal title to the acquired shares, increasing its ownership in TAIF Telcom to 100%, in October 2004 and thus did not consolidate 100% of TAIF Telcom in its September 30, 2004 statements. Cash consideration paid is included in other assets on the accompanying condensed consolidated balance sheet as of September 30, 2004.

Acquisitions of various regional companies

In August 2004, MTS acquired from OJSC UTK, a third party, the remaining 50% stakes in Astrakhan Mobile and Volgograd Mobile, increasing its ownership to 100%. The acquisition prices were $1.1 million and $2.9 million, respectively. Starting from August 2004 financial results of both companies are consolidated into MTS financial statements. Astrakhan Mobile holds AMPS/DAMPS-800 and GSM-1800 licenses covering Astrakhan region (population of approximately 1 million) and Volgograd Mobile holds AMPS/DAMPS-800 and GSM-1800 licenses covering Volgograd region (population of approximately 2.7 million). As of July 31, 2004, the two companies provided AMPS/DAMPS services to around 10,000 subscribers. As the result of the allocation of purchase price for the first and second stakes in both companies the Group recorded license cost of $16.5 million.

In August 2004, MTS acquired from OJSC Volgatelecom, a third party, the remaining 49% stake in UDN-900 for $6.4 million in cash. This acquisition increased MTS’s ownership in UDN to 100%. The allocation of purchase price increased recorded license cost by $0.3 million. UDN-900 provides GSM-900 services under the MTS brand in Udmurtia Republic (population 1.6 million). UDN’s subscriber base as of July 31, 2004 was approximately 220,000 customers.

In April 2004, MTS acquired from OJSC Sibirtelecom, a third party, additional 7.5% stake in MSS, a company, which operates in the Omsk region, for $2.2 million in cash. This acquisition increased MTS’s ownership in MSS to 91%. The acquisition was accounted for using the purchase method of accounting. The allocation of purchase price increased recorded license cost by $1.1 million.

In April 2004, the Group acquired 40% stake in FECS-900 from OJSC Dalnevostochnaya Kompaniya Electrosvyazi, a third party, for a cash consideration of $8.3 million, increasing its ownership in FECS-900 to 100.0%. The acquisition was accounted for using the purchase method of accounting. The allocation of purchase price increased recorded license cost by $4.1 million.

In April and May of 2004, MTS acquired the remaining stakes in the following subsidiaries:

•  35% of MTS-NN (a service provider in Nizhny Novgorod) for $0.5 million in cash, and

•  49% of Novitel (handsets dealer in Moscow) for $1.3 million in cash.

Both acquisitions increased MTS’s share in the respective companies to 100%. The acquisitions were accounted for using the purchase method of accounting. The allocation of purchase price increased recorded goodwill by $1.8 million.

In March 2004, the Group acquired 11% stake in SCS-900 from CJSC Sibirskie Zvezdy for a cash consideration of $8.5 million, increasing its ownership in SCS-900 to 99.5%. The acquisition was accounted for using the purchase method of accounting. The allocation of purchase price increased recorded license cost by $2.6 million.

Pro-forma results of operations

The following unaudited pro-forma financial data for the nine months ended September 30, 2004 and 2003, give effect to the acquisitions of Uzdunrobita, Primtelefon and other various regional companies as if they had occurred as of January 1, 2003:

	Nine months ended September 30,
	2004	2003
Pro-forma:
Net revenues	$2,865,097	$1,822,065
Net operating income	$1,169,127	$673,397
Net income	$817,305	$368,280
Earnings per share, basic and diluted	$0.41	$0.19

The pro-forma information is based on various assumptions and estimates. The pro-forma information is not necessarily indicative of the operating results that would have occurred if the Group acquisitions had been consummated as of January 1, 2003, nor is it necessarily indicative of future operating results. The pro-forma information does not give effect to any potential revenue enhancements or cost synergies or other operating efficiencies that could result from the acquisitions. The actual results of operations of these companies are included in the consolidated financial statements of the Group only from the respective dates of acquisition.

3.             DIVIDENDS

On June 24, 2004, MTS’ shareholders approved cash dividends totaling 6.4 billion rubles or $220.0 million at exchange rate as of the date of the declaration ($2.2 per ADS), including $1.1 million related to treasury stock, to be paid by December 31, 2004. At September 30, 2004, approximately $156.0 million of dividends were paid and $64.0 million are due to shareholders and included in accrued expenses current portion of deferred revenues and other current liabilities in the accompanying condensed consolidated balance sheet as of September 30, 2004.

4.             PROPERTY, PLANT AND EQUIPMENT

The net book value of property, plant and equipment as of September 30, 2004 and December 31, 2003 was as follows:

	September 30, 2004	December 31, 2003
Network and base station equipment (including leased network and base station equipment of $71,611 and $66,311, respectively)	$2,330,199	$1,775,180
Leasehold improvements	6,113	6,582
Office equipment, computers, software and other (including leased office equipment, computers and software of $1,923 and $1,923, respectively)	202,436	147,395
Buildings	183,603	144,680
Vehicles	14,295	11,611
Property, plant and equipment, at cost	2,736,646	2,085,448
Accumulated depreciation (including accumulated depreciation on leased equipment of $30,304 and $23,343)	(766,930)	(532,268)
Equipment for installation	308,263	334,264
Construction in-progress	530,594	368,632
Property, plant and equipment, net	$2,808,573	$2,256,076

Depreciation expenses during the nine months ended September 30, 2004 and 2003 amounted to $245.7 and $158.0 million, respectively, including depreciation expenses for leased property, plant and equipment in the amount of $6.8 and $5.7 million, respectively.

5.             LICENSES AND OTHER INTANGIBLE ASSETS

Intangible assets as of September 30, 2004 and December 31, 2003 comprised of the following:

		September 30, 2004			December 31, 2003
	Useful lives	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
Amortized intangible assets:
Acquired customer base	20 to 76 months	$87,779	$(42,355)	$45,424	$81,289	$(18,307)	$62,982
Rights to use premises	10 years	19,638	(11,949)	7,689	19,638	(10,476)	9,162
Numbering capacity with finite contractual life, software and other	3 to 10 years	415,472	(184,047)	231,425	338,222	(119,269)	218,953
Licenses	3 to 13 years	1,089,148	(371,718)	717,430	960,127	(257,024)	703,103
		1,612,037	(610,069)	1,001,968	1,399,276	(405,076)	994,200
Unamortized intangible assets:
Numbering capacity with indefinite contractual life		13,047	—	13,047	13,047	—	13,047
Goodwill		51,165	—	51,165	8,533	—	8,533
Total licenses and other intangible assets		$1,676,249	$(610,069)	$1,066,180	$1,420,856	$(405,076)	$1,015,780

As a result of a limited availability of local telephone numbering capacity in Moscow and the Moscow region, MTS has been required to enter into agreements for the use of telephone numbering capacity with several telecommunication operators in Moscow. Costs of acquiring numbering capacity with finite contractual life are amortized over period of three to ten years in accordance with the terms of the respective contract. Numbering capacity with indefinite contractual life is not amortized.

A part of MTS’ right to use premises was obtained in the form of contributions to its charter capital in 1993. These premises included MTS’ administrative offices and facilities utilized for mobile switching centers.

Amortization expense for the nine months ended September 30, 2004 and 2003 amounted to $205.0 million and $130.1 million, respectively. Based on the amortizable intangible assets existing at September 30, 2004, the estimated amortization expense for the remainder of 2004 is $75.0 million (totaling $280.0 million during 2004), $265.5 million during 2005, $222.1 million during 2006, $161.4 million during 2007, $99.4 million during 2008, $40.1 million during 2009 and $138.5 million thereafter. Actual amortization expense to be reported in future periods could differ from these estimates as a result of new intangible assets acquisitions, changes in useful lives and other relevant factors.

6.             DEBT

At September 30, 2004 and December 31, 2003, debt comprised of the following:

	Currency	Annual interest rate (Actual rate at September 30, 2004)	September 30, 2004	December 31, 2003
9.75% Notes due 2008	USD	9.75%	$400,000	$400,000
8.38% Notes due 2010	USD	8.375%	400,000	400,000
10.95% Notes due 2004	USD	10.95%	299,928	299,640
Floating Rate Notes due 2004	USD	—	—	298,196
Syndicated loan	USD	LIBOR+2.5% (4.70%)	200,000	—
Hermes Credit Facility	EUR	EURIBOR+0.65% (2.86%)	56,578	55,550
ING Bank (Eurasia)	USD	LIBOR+2.25% - 4.15% (4.27% - 6.17%)	53,333	60,000
HSBC	USD	LIBOR+2.75% (4.66%)	20,000	25,000
Ericsson	USD	LIBOR+4% (6.02%)	17,100	23,400
Dresdner Bank	USD	LIBOR+3.35% (5.37%)	10,000	15,400
Nordea Bank Sweden	USD	LIBOR+0.40% (2.60%)	8,124	—
West LB	EUR	EURIBOR+2% (4.21%)	5,039	5,092
KfW	EUR	EURIBOR+0.95% (3.16%)	1,338	4,313
AVAL Bank	UAH	—	—	10,890
International Moscow Bank	RUR	—	—	10,864
Citibank	USD	—	—	10,000
Deutsche Telekom AG	USD	—	—	7,981
TDC Mobile International A/S	USD	—	—	6,838
MBRD	RUR	15%	243	1,220
Other ruble denominated debt	RUR	15.5% - 16.5%	1,703	5,860
Other debt	USD	LIBOR+1.15% - 6.55% (3.17% - 8.57%)	1,149	3,322
Total debt			$1,474,535	$1,643,566
Less current portion			375,520	701,148
Total long-term debt			$1,099,015	$942,418

The Notes

On December 21, 2001, MTS Finance S.A. (“MTS Finance”), a 100% beneficially owned subsidiary of MTS, registered under the laws of Luxembourg, issued $250.0 million 10.95% (effective interest rate of 11.25%) notes at the price of 99.254%. Proceeds received from the notes, net of underwriting discount, were $248.1 million. Related debt issuance costs in the amount of $3.9 million were capitalized. On March 20, 2002, MTS Finance issued additional $50.0 million 10.95% (effective interest rate of 10.25%) notes at a price of 101.616%. Proceeds received from these notes, including the offering premium, were $50.8 million. Related debt issuance costs in the amount of $0.6 million were capitalized. All the notes are fully and unconditionally guaranteed by MTS OJSC. MTS Finance makes interest payments on the notes semi-annually in arrears on June 21 and December 21 of each year, commencing on June 21, 2002. The notes are listed on the Luxemburg Stock Exchange. In May 2002 these notes were registered with the SEC under the Securities Act of 1933. The notes were fully paid in December, 2004.

On January 30, 2003, MTS Finance issued $400.0 million 9.75% notes at par. These notes are fully and unconditionally guaranteed by MTS OJSC and mature on January 30, 2008. MTS Finance is required to make interest payments on the notes semi-annually in arrears on January 30 and July 30, commencing on July 30, 2003. The notes are listed on the Luxembourg Stock Exchange. Proceeds received from the notes were $400.0 million and related debt issuance costs of $3.9 million were capitalized.

On August 5, 2003, MTS Finance issued $300.0 million notes bearing interest at floating rate of 3 months LIBOR + 4% at the price of 99%. These notes were fully and unconditionally guaranteed by MTS OJSC and matured on August 7, 2004. MTS Finance was required to make interest payments on the notes quarterly, commencing on November 5, 2003. The notes were listed on the Luxembourg Stock Exchange. Proceeds received from the notes, net of underwriting discount, were $297.0 million and related debt issuance costs of $1.8 million were capitalized. On May 5, 2004 the Group redeemed all outstanding floating rate notes, mentioned above, in the principal amount plus accrued interest thereon to the date of redemption.

On October 14, 2003, MTS Finance issued $400.0 million notes bearing interest at 8.375% at par. The cash proceeds, net of issuance costs of approximately $4.6 million, amounted to $395.4 million. These notes are fully and unconditionally guaranteed by MTS OJSC and mature on October 14, 2010. MTS Finance is required to make interest payments on the notes semi-annually in arrears on April 14 and October 14 of each year, commencing on April 14, 2004. The notes are listed on the Luxembourg Stock Exchange.

These notes are subject to certain restrictive covenants including, but not limited to, limitations on the incurrence of additional indebtedness, limitations on the Group’s ability to enter into sale-leaseback transactions, restriction on any merger, consolidation or disposition of assets, restrictions on the sales of any licenses. In addition, these notes provide the holders a right to require MTS Finance to redeem all of the notes outstanding at 101% of the principal amount of the notes plus accrued interest upon any change in control, as defined. As of September 30, 2004, management believes that the Group is in compliance with all existing covenants.

Syndicated Loan

In July 2004, MTS OJSC entered into a $500.0 million syndicated loan agreement (“the Agreement”) with international financial institutions: ING Bank N.V., ABN AMRO Bank N.V., HSBC Bank PLC, Raiffeisen Zentralbank Oesterreich AG ZAO, Bank Austria Creditanstalt AG, Commerzbank Aktiengesellschaft and others. The credit facility bears interest LIBOR + 2.5% per annum and matures in 3 years. In September 2004 MTS extended total amount available under the syndicated loan facility for an additional $100.0 million to the total amount of $600.0 million. Issuance cost in the amount of $10.2 million related to the syndicated loan facility have been capitalized. At September 30, 2004, $200.0 million was outstanding under this credit facility. According to the loan agreement MTS OJSC is liable for a commitment fee charged on the undrawn amount of the syndicated loan facility of 0.25% from July 26, 2004 till October 1, 2004 and 0.50% from October 1, 2004 and forward. As of September 30, 2004, OJSC MTS incurred a total of approximately $0.2 million in commitment fees. The loan facilities are subject to certain restrictive covenants including, but not limited to, the requirement to maintain certain financial ratios. As of September 30, 2004, management believes that the Group is in compliance with all existing covenants.

ING Bank (Eurasia)

In September 2003, UMC entered into a $60.0 million syndicated credit facility with ING Bank (Eurasia) ZAO, ZAO Standard Bank and Commerzbank Aktiengesellschaft with an interest rate of LIBOR + 2.25%–4.15%. The loan is guaranteed by MTS OJSC. The proceeds were used by UMC to refinance its existing indebtedness. The loan is payable in 8 equal quarterly installments starting from September 2004. As of September 30, 2004 and December 31, 2003, $53.3 million and $60.0 million were outstanding, respectively, under this credit facility.

Dresdner Bank credit facilities

In December 2001 and April 2002, UDN-900 entered into credit agreements with Dresdner Bank, expiring on April 2004. As of December 31, 2003 the amount outstanding under these agreements was $5.4 million. These borrowings bear interest at LIBOR + 3.2% per annum and are guaranteed by MTS OJSC. In April 2004, both loans were fully repaid.

In October 2002, MSS entered into a credit agreement with Dresdner Bank to borrow up to $10.0 million. As of September 30, 2004 and December 31, 2003, $10.0 million was outstanding under this agreement. Borrowings under this agreement bear interest of LIBOR + 3.35% per annum and mature in October 2004. The loan is guaranteed by MTS OJSC. In October 2004, the loan was fully repaid.

Ericsson debt restructuring

In December 1996, Rosico entered into a credit agreement with Ericsson Project Finance AB (“Ericsson”) that provided for a credit facility with an aggregate principal amount of $60.0 million and had a maximum term of five years (the “Ericsson Loan”). The loan was repayable in ten equal consecutive quarterly payments of $6.0 million commencing in 1999. On July 24, 2001, MTS, Rosico and Ericsson signed an amendment to the credit agreement rescheduling Rosico principal payments in nineteen consecutive quarterly installments. The amounts advanced under the agreement bear interest of LIBOR + 4% (6.02% at September 30, 2004). If Rosico fails to pay any amount under this facility, the overdue interest would bear interest at a rate of additional 6% per annum. The credit agreement contains covenants restricting Rosico’s ability to encumber its present and future assets and revenues without lender’s express consent.

Concurrent with the Group’s acquisition of Rosico, Sistema agreed to fund the full and timely repayment of the Ericsson Loan and to indemnify Rosico and MTS for any costs incurred by either Rosico or MTS in connection with the repayment of the Ericsson Loan. During 2000, Sistema and MTS agreed on a method that would allow Sistema to fund its obligation in a manner that minimizes the total costs of meeting this obligation (including related tax costs). Under this method, MTS enters into a long-term, ruble-denominated promissory notes with 0% interest and maturities from 2049 to 2052 to repay a portion of the funding from Sistema. The carrying value of these notes is insignificant at September 30, 2004 and December 31, 2003. The Group records interest expense on these notes over the term such that the full amount of the obligation will be reflected as a liability at the date of repayment. Through September 30, 2004, Sistema has made payments under this obligation in the amount of $60.0 million, $42.9 million of which are repayable in the form of long-term, ruble denominated promissory notes with 0% interest. Amounts receivable from Sistema under this indemnification are recorded as shareholder receivable in the accompanying consolidated balance sheets.

On February 25, 2003, Ericsson assigned all of its rights and obligations under the Ericsson Loan to Salomon Brothers Holding Company, Inc.

At September 30, 2004 and December 31, 2003, $17.1 million and $23.4 million were outstanding, respectively, under the Ericsson Loan.

Deutsche Telekom AG and TDC Mobile International A/C

The credit facilities with Deutsche Telekom AG and TDC Mobile International A/C bear interest at LIBOR + 5%–7% and are redeemable in five equal quarterly installments commencing April 2003. The $14.8 million outstanding under these credit facilities as of December 31, 2003 was fully repaid during the nine months ended September 30, 2004.

Nordea Bank Sweden loan

In September 2003, Primtelefon entered into a long-term loan facility with Nordea Bank Sweden for the total amount of $9.8 million. Amounts outstanding under the loan agreement bear interest at LIBOR + 0.40% and mature in October 2006. The loan is guaranteed by MTS OJSC. As of September 30, 2004, the amount outstanding under the loan was $8.1 million.

Citibank credit facility

In November 2002, Telecom XXI entered into a credit facility with Citibank. Amounts borrowed under the credit facility bear interest of LIBOR + 3.5% per annum. Overdue amounts bear an additional 3% per annum. The $10.0 million outstanding under this facility as of December 31, 2003 was fully repaid by July 1, 2004.

WestLB International loan

In July 2002, MTS-P entered into a credit facility agreement with WestLB International S.A. As of December 31, 2003 the amount of borrowings under this agreement was $5.0 million. Amounts outstanding under this agreement bear interest of EURIBOR + 2% per annum for the first two years for each advance and 4% per annum for the remaining interest periods for each advance until maturity. The final maturity of this agreement is December 28, 2006. The loan is guaranteed by MTS OJSC. As of September 30, 2004 and December 31, 2003, the balance outstanding under the loan was $5.0 million.

KfW loan

On December 21, 1998, UMC entered into two loan agreements with KfW, a German bank, for EUR 1.9 million and EUR 10.9 million. These loans bear interest at EURIBOR + 0.95% per annum and mature on March 31, 2004 and February 28, 2005, respectively. At September 30, 2004 and December 31, 2003, $1.3 million and $4.3 million were outstanding, respectively, under the loan.

HSBC Bank LLC

In October 2003, TAIF Telcom entered into a $25.0 million credit facility with HSBC Bank LLC, which is guaranteed by MTS OJSC. The facility bears interest at LIBOR + 2.75% and is payable in ten equal quarterly installments commencing on June 2004. The loan is subject to certain restrictive covenants including, but not limited to, restriction on the amount of dividends paid by TAIF Telcom until MTS owns 100% of TAIF Telcom’s outstanding common stock. At September 30, 2004 and December 31, 2003, $20.0 million and $25.0 million were outstanding, respectively, under this credit facility.

Hermes Credit Facility (HECF)

On December 30, 2003, UMC entered into Hermes Credit Facility with ING BHF Bank and Commerzbank to finance the acquisition of GSM equipment from Siemens AG. The aggregate amount available under this credit facility is EUR 47.4 million ($58.4 million at September 30, 2004). The loan is guaranteed by MTS OJSC and bears interest at EURIBOR + 0.65%. In July 2004, EUR 4.7 million ($5.8 million as of September 30, 2004) was paid. In September 2004, the agreement was amended to increase the amount available under the facility by EUR 4.3 million ($5.3 million as of September 30, 2004). The amount outstanding is payable in 10 equal semi-annual installments starting on July 31, 2004. At September 30, 2004 and December 31, 2003, $56.6 million and $55.5 million were outstanding, respectively, under the credit facility. As of September 30, 2004, the available credit facility was $1.3 million.

AVAL Bank

On December 31, 2003, UMC had the balance of $10.9 million of overdraft with AVAL Bank. The short-term overdraft facility was limited to 110.0 million hryvnias ($20.6 million at December 31, 2003), bore interest at 10-16% per annum and matured on June 30, 2004. The balance of overdraft was fully repaid in January 2004.

International Moscow Bank

On June 9, 2003, Kuban-GSM entered into a 350.0 million ruble ($12.0 million at September 30, 2004) credit facility with International Moscow Bank. Amounts borrowed under this facility matured in June 2005 and had an interest rate of 13.4% per annum, and were collateralized by equipment with a book value of 458.1 million rubles (approximately $15.7 million at September 30, 2004). As of December 31, 2003, approximately $10.9 million was outstanding under this facility. The loan was fully repaid by March 31, 2004. As of September 30, 2004, the available credit facility was 350.0 million ruble ($12.0 million).

Moscow Bank of Reconstruction and Development (MBRD)

In August 2004, Novitel entered into ruble-denominated credit facility with MBRD, a related party. The facility allows borrowings of up to 60.0 million rubles (approximately $2.1 million at September 30, 2004). The amount outstanding under the agreement bears interest at 15% per annum and are collateralized by equipment with a book value of 63.0 million rubles (approximately $2.2 million at September 30, 2004). Facility matures in December 2004. As of September 30, 2004, the amount payable under this agreement was $0.2 million, and available balance was $1.9 million.

In 2003, Dontelecom entered into a ruble-denominated loan agreement with MBRD, a related party. The amounts borrowed bear interest at 18.5% and are payable in June 2004. As of December 31, 2003, $1.2 million was outstanding under the facility. The loan was fully repaid by June 2004.

In 2003, MTS OJSC signed several short-term loan agreements with MBRD. Amounts borrowed were payable during the period of one to two months. Interest expense on these loans in 2003 was approximately $0.3 million.

The following table presents aggregate scheduled maturities of debt principal outstanding as of September 30, 2004:

Payments due in the year ended September 30,
2005	$375,520
2006	60,847
2007	219,266
2008	412,573
2009	6,329
Thereafter	400,000
$1,474,535

7.                                      CAPITAL LEASE OBLIGATIONS

The following table presents future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of September 30, 2004:

Payments due in the year ended September 30,
2005	$10,226
2006	4,610
2007	1,048
2008	67
2009	66
Thereafter	262
Total minimum lease payments (undiscounted)	16,279
Less amount representing interest	(3,565)
Present value of net minimum lease payments	12,714
Less current portion of lease payable	(7,653)
Non-current portion of lease payable	$5,061

For a schedule by years of future minimum lease payments under capital leases to Invest-Svyaz-Holding, a related party, together with the present value of the net minimum lease payments as of September 30, 2004, see Note 8 “Related Parties”.

8.                                      RELATED PARTIES

Related party accounts receivable and payable balances as of September 30, 2004 and December 31, 2003 comprised of the following:

	September 30, 2004	December 31, 2003
Accounts receivable:
Maxima, for advertising	$14,318	$83
MTS-Komi Republic	4,990	144
MTS-Tver	4,093	436
T-Mobile for roaming	1,611	853
MTT for interconnection	1,065	822
Other	2,806	1,923
Total accounts receivable, related parties	$28,883	$4,261

Accounts payable:
Cetel B.V. for UMC shares	$—	$27,500
T-Mobile for roaming	1,164	—
MTT for interconnection	4,179	1,825
MGTS for interconnection	1,791	704
MTU-Inform for interconnection	2,405	2,398
Other	2,391	1,302
Total accounts payable, related parties	$11,930	$33,729

Transactions with major related parties are described below.

Moscow Bank of Reconstruction and Development (MBRD)

Starting August 2000, MTS has been keeping certain bank and deposit accounts with MBRD, whose major shareholder is Sistema. As of September 30, 2004, MTS’ cash position at MBRD amounted to $100.3 million including $81.1 million in time deposits and $19.2 million in current accounts.

As of December 31, 2003, MTS’ cash position at MBRD amounted to $279.7 million including $265.2 million in time deposits and $14.5 million in current accounts. The related interest accrued and collected on the deposits for nine months ended September 30, 2004 and 2003, amounted to $5.9 million and $2.4 million, respectively, and was included as a component of interest income in the accompanying consolidated statements of operations.

Borrowing transactions with MBRD are described in Note 6 “Debt”.

Rosno OJSC

MTS arranged medical insurance for its employees and insured its property in the amounts of approximately $993.3 million and $784.7 million for the nine months ended September 30, 2004 and 2003, respectively, with Rosno OJSC, whose significant shareholder is Sistema. Insurance premiums paid to Rosno OJSC for nine months ended September 30, 2004 and 2003, amounted to $5.2 million and $5.3 million, respectively. Management believes that all of the insurance contracts with Rosno OJSC have been entered at market terms.

Maxima Advertising Agency (Maxima)

In 2004 and 2003, MTS had agreements for advertising services with Maxima, a subsidiary of Sistema. Advertising fees paid to Maxima for nine months ended September 30, 2004 and 2003 were $50.9 million and $20.7 million, respectively. Management believes that these agreements are at market terms.

Telmos

In 2004, MTS had interconnection arrangements with, and received domestic and international long-distance services from, Telmos, a subsidiary of Sistema. Interconnection and line rental fees paid to Telmos for nine months ended September 30, 2004 and 2003 were approximately $1.3 million and $1.4 million, respectively. Management believes that these arrangements are at market terms.

Moscow City Telephone Network (MGTS)

In 2004 and 2003, MTS had line rental agreements with MGTS and rented cable plant from MGTS for installation of optic-fiber cable. MTS also rented buildings for administrative office, sales and marketing offices as well as premises for switching and base station equipment. Amounts paid under these agreements for nine months ended September 30, 2004 and 2003 were approximately $4.6 million and $3.6 million, respectively. Management believes that all these transactions were made at market terms. Sistema is the majority shareholder of MGTS.

MTU-Inform

In 2004 and 2003, MTS had interconnection and line rental agreements with MTU-Inform, a subsidiary of Sistema. Amounts paid under these agreements for nine months ended September 30, 2004 and 2003 were approximately $21.4 million and 24.2 million, respectively. In 2003, MTS also purchased telephone numbering capacity from MTU-Inform. Payments under these agreements for the nine months ended September 30, 2004 and 2003, amounted to $nil and $0.5 million, respectively. Management believes that these agreements are at market terms.

Comstar

In 2004 and 2003, MTS had interconnection and line rental agreements with Comstar, a subsidiary of Sistema. Amounts paid under these agreements for nine months ended September 30, 2004 and 2003 amounted to approximately $2.6 million and $3.5 million, respectively. Management believes that these agreements are at market terms.

T-Mobile

In 2004 and 2003, the Group had non-exclusive roaming agreements with T-Mobile, a shareholder of the Group. Payments made by MTS under these roaming agreements were approximately

$2.1 million and $1.1 million for the nine months ended September 30, 2004 and 2003, respectively. Management believes that these agreements are at market terms.

MTT

In 2004, MTS had interconnection and line rental agreements with MTT, a subsidiary of Sistema, acquired in September 2004. Amounts paid under these agreements for nine months ended September 30, 2004 were approximately $15.0 million.

Invest-Svyaz-Holding

In 2004 and 2003, MTS entered into agreements with Invest-Svyaz-Holding, a shareholder of MTS and a wholly-owned subsidiary of Sistema, for leasing of network equipment and billing system. These leases were recorded as capital leases in compliance with requirements of SFAS No. 13, “Accounting for Leases.” The present value of future lease payments due within one year are classified as current liabilities, and the remaining balance as long-term liabilities. The interest rate implicit in these leases varies from 14% to 44%, which management believes are market terms.

The following table summarizes the future minimum lease payments under capital leases to Invest-Svyaz-Holding together with the present value of the net minimum lease payments as of September 30, 2004:

Payments due in the nine months ended September 30,
2005	$8,584
2006	4,469
2007	979
Total minimum lease payments (undiscounted)	14,032
Less amount representing interest	(3,204)
Present value of net minimum lease payments	10,828
Less current portion of lease obligations	(6,001)
Non-current portion of lease obligations	$4,827

For the nine months ended September 30, 2004 and 2003, principal and interest paid to Invest-Svyaz-Holding were $8.4 million and $5.3 million, respectively.

In addition to the above lease transactions, the Group guarantees debt of Invest-Svyaz-Holding in the amount of $21.6 million to a third party, which is used by Invest-Svyaz-Holding primarily to finance its leases to the Group.

Strom Telecom

During 2004 and 2003, the Group entered into a number of agreements with Strom Telecom, a subsidiary of Sistema for a total amount up to $80.8 million and $32.3 million, respectively. Pursuant to these contracts, the Group purchased during the nine months ended September 30, 2004 and 2003, respectively, billing systems and communication software support systems for approximately $9.1 and $18.2 million.

9.                                      COMMITMENTS AND CONTINGENCIES

Capital Commitments—As of September 30, 2004, the Group had executed non-binding purchase agreements in the amount of approximately $331.0 million to subsequently acquire property, plant and equipment.

Operating lease—The Group has entered into lease agreements of space for telecommunication equipment and offices, which expire in various years up to 2053. Rental expenses under these operating leases of $35.0 million for the nine months ended September 30, 2004 are included in operating expenses in the accompanying statements of operations. Future minimum lease payments due under non-cancelable leases at September 30, 2004 are as follows:

Payments due in the 12 months ended September 30,
2005	$33,923
2006	15,809
2007	12,332
2008	8,975
2009	7,005
Thereafter	21,436
Total	$99,480

Operating licenses—When MTS commenced its operations in 1994, licenses generally contained certain provisions for unspecified fees to be paid for utilization of frequencies. Most of MTS’s licenses received prior to 2002 contained a clause on fees to be made to finance telecommunication infrastructure improvements, which in the aggregate could total approximately $103.6 million, as of September 30, 2004 and December 31, 2003. However, a decision on the terms and conditions of such payments has not been finalized. Accordingly, MTS has not made any payments to date pursuant to any of current operating licenses. Further, management believes that MTS will not be required to make any such payments. If such payments would be required in the future, management believes that it would be limited to purchasing certain equipment for its own use in the related license area. In relation to these uncertainties, MTS has not recorded any liabilities in the accompanying financial statements.

Provision for doubtful accounts—In 2003, MTS incurred a loss of $16.7 million due to dealers and subscriber fraud. In March 2003, the Group’s management took measures to prevent further fraud of that nature. No significant losses from the dealers’ fraud were incurred during nine months ended September 30, 2004.

Issued guarantees—As of September 30, 2004, the Group has issued guarantees to third party banks for the loans taken by Invest-Svyaz-Holding, a shareholder of the Group for a total amount of $21.6 millions (see also Note 8 “Related Parties”). The Group issued additional guarantees on behalf of MTS-Belarus, an equity investee, for the total amount of $25.0 million. Under these guarantees the

Group could be potentially liable for a maximum amount of $46.6 million in case of the borrower’s default under the obligations. The guarantees expire by April 2007.

As of September 30, 2004, no event of default has occurred under any of the guarantees issued by the Group.

Contingencies—The Russian economy, while deemed to be of market status beginning in 2002, continues to display certain traits consistent with that of an emerging market. These characteristics have in the past included higher than normal inflation, insufficient liquidity of the capital markets, and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The continued success and stability of the Russian economy will be subject to the government’s continued actions with regard to supervisory, legal, and economic reforms.

On January 1, 2004, a new Law on telecommunications came into effect in Russia. The law sets the legal basis for the telecommunications business in Russia and defines the status that state bodies have in the telecommunications sector. The Group cannot predict with any certainty how the new law will affect MTS. The new law creates a new interconnect pricing regime in 2004 that should be more transparent and unified and it creates a universal service charge calculated as a percentage of revenue which will be introduced from 2005. The new law may increase the regulation of the MTS’ operations and until the time when appropriate regulations consistent with the new law are promulgated, there will be a period of confusion and ambiguity as regulators interpret the legislation.

Russia currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax (“VAT”), corporate income tax (profits tax), a number of turnover-based taxes, and payroll (social) taxes, together with others. Laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies; therefore, the government’s implementation of these regulations is often inconsistent or nonexistent. Accordingly, few precedents with regard to tax rulings have been established. Tax declarations, together with other legal compliance areas (for example, customs and currency control matters), are subject to review and investigation by a number of authorities, which are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in Russia that are more significant than typically found in countries with more developed tax systems.

In recent years, the Russian government has initiated revisions of the Russian tax system. Effective January 1, 1999, the first part of the Tax Code was enacted. Effective January 1, 2001, the second part of the Tax Code was enacted and effective January 1, 2002 new regulations, relating to federal income tax were enacted. The new tax system is generally intended to reduce the number of taxes, the overall tax burden on businesses, and to simplify the tax laws.

Generally, tax declarations remain open and subject to inspection for a period of three years following the tax year. As of September 30, 2004, tax declarations of the Group for the preceding three fiscal years were open to further review.

In the ordinary course of business, MTS may be party to various legal and tax proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which MTS operates. In the opinion of management, the MTS’s liability, if any, in all pending litigation, other legal proceeding or other matters, will not have a material effect upon the financial condition, results of operations or liquidity of MTS.

Management believes that it has adequately provided for tax liabilities in the accompanying condensed consolidated financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant.

UMC—On June 7, 2004, the General Prosecutor of Ukraine filed a claim against MTS and others in the Kiev Commercial Court seeking to unwind the sale by Ukrtelecom of its 51% stake in UMC to MTS. The complaint also seeks an order that would prohibit MTS from alienating 51% of its stake in UMC until the claim is resolved.

On August 12, 2004, the Kiev Commercial Court rejected a claim of General Prosecutor of Ukraine against MTS. No appeal was filed to the Court by the office of General Prosecutor of Ukraine within an established period. As of the date of these statements an office of General Prosecutor of Ukraine filed a request to the Constitutional Court of Ukraine to clear out terms of the State Privatization Plan for 2000-2002 and respond whether Ukrtelecom had a right to sell 51% stake in UMC.

MTS believes that it acquired this stake in UMC in full compliance with Ukrainian law and, if required, intends to vigorously defend its acquisition of UMC.

10.                               SEGMENT INFORMATION

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” established standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the chief operating decision maker or group in deciding how to allocate resources and in assessing performance. The Group’s business is organized based on geographical operations. Management of the Group regularly reviews certain operational and statistical information by license area, however currently no discrete financial information is available on this basis, therefore the performance is measured and decisions about resource allocation are made by management based on operating income by legal entities as an aggregate of the license area information.

Intercompany eliminations presented below consist primarily of the following items: intercompany sales transactions, elimination of gross margin in inventory and other intercompany transactions conducted under the normal course of operations.

At September 30, 2004, the Group has several operating segments, of which three are reportable segments—MTS OJSC, UMC and Telecom XXI.

	Nine months ended September 30,
	2004	2003
Net operating revenue:
MTS OJSC	$1,544,845	$1,065,798
UMC(1)	586,445	251,549
Telecom XXI	219,799	147,498
Other regions	723,826	402,654
Intercompany eliminations	(267,577)	(93,002)
Total net operating revenue	$2,807,338	$1,774,497

Depreciation and amortization:
MTS OJSC	$178,003	$140,541
UMC(1)	82,221	45,437
Telecom XXI	35,143	25,669
Other regions	157,670	78,101
Intercompany eliminations	(2,295)	(1,636)
Total depreciation and amortization	$450,742	$288,112

Operating income:
MTS OJSC	$579,715	$381,300
UMC(1)	245,762	85,478
Telecom XXI	90,303	55,935
Other regions	236,684	136,568
Intercompany eliminations	(6,281)	(9,458)
Total operating income	$1,146,183	$649,823
Total operating income	$1,146,183	$649,823
Foreign currency exchange gains	(2,647)	(4,841)
Interest income	(18,577)	(11,743)
Interest expense	78,828	70,013
Other (income)/expenses	(22,006)	12,251
Income before provision for income taxes and minority interest	$1,110,585	$584,143

	September 30, 2004	December 31, 2003
Total assets:
MTS OJSC	$3,532,791	$3,245,545
UMC(1)	570,909	394,470
Telecom XXI	293,410	296,042
Other regions	836,071	558,091
Intercompany eliminations	(367,483)	(268,797)
Total assets	$4,865,698	$4,225,351

(1)                                  Acquired in March 2003.

The Group’s total revenue from external customers, earned outside of RF (in the Ukraine and Uzbekistan) amounted to $588.9 and $247.9 for the nine months ended September 30, 2004 and 2003, respectively. The Group’s total long-lived assets located outside of RF (in the Ukraine and Uzbekistan) amounted to $895.2 and $554.1 as of September 30, 2004 and December 31, 2003, respectively.

11.                               SUBSEQUENT EVENTS

Acquisitions

In November 2004, MTS won a government tender to acquire 76% stake in Gorizont RT, a cellular operator in the Republic of Saha (Yakutia) in the Far-East region of Russia, for a cash consideration of $52.2 million. Gorizont RT is the sole mobile services provider in the region with a population of 949.3 thousands. The company’s subscriber base is approximately 100 thousands people.

In November 2004, MTS signed an agreement to acquire from MCT Corp. a 93.5% stake in Sibintertelecom, mobile phone operator in the Chita region and Aginsk-Buryatsk Autonomous District in the Far-East region of Russia, for a cash consideration of $37.3 million. Sibintertelecom is the sole mobile services provider in two regions with a total population of 1.23 million. The company’s subscriber base is approximately 100 thousands people.

In December 2004, MTS signed an agreement to acquire from OJSC UTK a 52.5% stake in Telesot-Alania, mobile phone operator in the Republic of North Ossetia in the Southern part of Russia, for a cash consideration of $6.2 million. Telesot-Alania is the mobile services provider in the region with a total population of 710 thousands. The company’s subscriber base is approximately 54 thousands people.

The purchase price allocation for these acquisitions has not been finalized at the date of these statements.

New credit facilities—In October 2004, MTS obtained two committed credit facilities in an aggregate amount of approximately $121.0 million to finance further expansion of the Group’s network. These funds will be used to purchase telecommunication equipment and software from Siemens AG and Alcatel SEL AG for the technical upgrade and expansion of the network. The arrangers and lenders of the credit facility are HSBC Bank plc and ING BHF-BANK AG. Euler Hermes Kreditversicherungs-AG, the German credit export agency, is providing export credit cover in respect to both facilities. The facilities mature in approximately 9 years and have cost of financing of LIBOR + 0.425% (effective rate 2.65% for October 2004) per annum.

EBRD loan—In December 2004, we signed an agreement with EBRD for $150.0 million loan. The loan has a term of 7 years repayable from December 15, 2005 on a biannual basis in equal installments. Interest rate is LIBOR + 3.1% per annum (effective rate 5.81% as of December 15, 2004). The proceeds of the loan will be used by MTS to finance regional expansion in Russia.

ABN AMRO loan—In November 2004, MTS signed a loan agreement with ABN AMRO Bank N.V. (Stockholm branch) for $56.6 million and EUR 8.4 million. These funds will be used to purchase telecommunication equipment from Ericsson AB for expansion of the network. The loan is payable on a biannual basis in equal installments over 9 years and has an interest rate of LIBOR/EURIBOR + 0.35% per annum (effective rate 2.76/2.52% for November 2004).

Credit Suisse First Boston (“CSFB”) loan—In October 2004 MTS Finance signed a loan agreement with CSFB (London branch) for $140.0 million loan facility. These funds will be used for general corporate purposes. The loan is payable in two instalments of $70 million each due in three and six months after the draw date i.e., in January and April 2005, respectively. Loan bears an interest rate at LIBOR plus 2.20% (4.44% at September 30, 2004). The loan is fully and unconditionally guaranteed by OJSC MTS.

Reorganization of MTS OJSC in the form of merger—In November 2004, the extraordinary general meeting of MTS OJSC shareholders approved a reorganization of MTS OJSC in the form of merger of Telecom XXI, Kuban-GSM, UDN-900, Dontelecom, MTS Barnaul, MTS-NN and Telecom-900.

Interest rate swap agreements—In December 2004, MTS signed two interest rate swap agreements with ABN AMRO Bank N.V and with HSBC Bank PLC. MTS agreed with ABN AMRO to pay a fixed rate of 3.27% and receive a variable interest of LIBOR on $100.0 million for the period from October 7, 2004 up to July 27, 2007. MTS agreed with HSBC Bank PLC to pay a fixed rate of 3.25% and receive a variable interest of LIBOR on $150.0 million for the period from October 7, 2004 up to July 27, 2007. These instruments are used to hedge MTS’ exposure to variability of future cash flows caused by the change in LIBOR related to the syndicated loan described in Note 6.

ADS Ratio Change—In December 2004, the Group announced that it will be changing its current ADS ratio effective January 3, 2005, the first trading day in 2005. The ratio will change from the current 1 ADS per 20 ordinary shares to 1 ADS per 5 ordinary shares, a 1:4 ADS split.

Change in ownership structure—In December 2004 our shareholder—T-Mobile Worldwide Holding GMBH sold 15.09% stake in MTS on the open market in form of GDRs.